Integrity Health Corporation

2375 East Camelback Road

Suite 600

Phoenix, AZ 85016

(602) 806-9292

January 12, 2022

REQUEST FOR QUALIFICATION

Mr. Brian Fetterolf

Ms. Jennifer López-Molina

Re:	Integrity Health Corporation Form 1-A/A

Amendment No. 2 - Request for Qualification

File No. 024-11692

Dear Mr. Fetterolf and Ms. López-Molina:

On behalf of Integrity Health Corporation (the “Company”), I hereby request qualification of the above-referenced Amendment at 4:00 p.m., Eastern Time, on Thursday, January 13, 2022, or as soon thereafter as is practicable.

The Company’s Offering in its Form 1-A/A has been qualified by coordination in the state of Wyoming pursuant to WY Stat §17-4-303 (2018). Under this exemption, the offering is qualified in Wyoming pending qualification by the SEC.

Very Truly Yours,

/s/ Nelson Grist

Nelson Grist

CEO

Integrity Health Corporation